UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington D.C.  20549

                              FORM N17f2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f2 [17 CFR 270.17f2]


1.   Investment Company Act Rule Number:		Date examination
completed:

	81107567						September 29 2006


2.   State identification Number:

     AL             AK             AZ             AR             CA
CO

     CT             DE             DC             FL             GA
HI

     ID             IL             IN             IA             KS
KY

     LA             ME             MD             MA  None       MI
MN

     MS             MO             MT             NE             NV
NH

     NJ             NM             NY             NC             ND
OH

     OK             OR             PA             RI             SC
SD

     TN             TX             UT             VT             VA
WA

     WV             WI             WY             PUERTO RICO

     Other specify:


3. Exact name of investment company as specified in registration statement:

	State Street Navigator Securities Lending Trust

4.   Address of principal executive office number street city state
     Zip code:
	One Lincoln Street Boston MA 02111


Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940

We as members of management of Street Navigator Securities Lending Prime Portfolio the Company a series of State
 Street Navigator Securities Lending Trust are responsible for complying with the requirements of subsections b and c of Rule 17f2 Custody of Investments by
Registered Management Investment Companies of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Companys compliance with the requirements of subsections b and c of Rule 17f2 as of as of September 29 2006 and from March 31 2006 through September 29 2006.

Based on this evaluation we assert that the Company was in compliance with the requirements of subsections b and c of Rule 17f2 of the Investment Company Act of 1940 as of September 29
2006 and from March 31 2006 through September 29 2006 with respect to securities reflected in the investment account of the Company.

Navigator Securities Lending Trust


By:



/s/Craig V. Starble




President



Date





By:



/s/Karen Furlong




Vice President  Compliance



Date



Report of Independent Registered Public Accounting Firm

To the Trustees of State Street Navigator Securities Lending Trust State Street Navigator Securities Lending Prime Portfolio

We have examined managements assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the
Investment Company Act of
1940 that State Street Navigator Securities Lending Prime Portfolio the Company a portfolio of
State Street Navigator Securities Lending Trust complied with the requirements of subsections b and c of Rule 17f2 under the Investment Company Act of 1940 the Act as of September 29 2006.
Management is responsible for the Companys compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Companys compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company
Accounting Oversight Board United States and accordingly included examining on a test basis evidence about the Companys compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 29 2006 and with respect to agreement of security purchases and sales for the period from March 31 2006 the date of our last examination through September 29 2006:

*	For securities which were held by the Company at September 29 2006 we read the
reconciliations of the State Street Bank and Trust
Company Custodian investment positions
to the positions held for the Custodians account at an omnibus level at the Depository Trust
Company and the Federal Reserve Bank observing no unresolved differences. We also independently confirmed each of these positions at an omnibus level.

*	Confirmation of all domestic and foreign time deposits at September 29 2006 with counterparty brokers and banks;

*	Agreed the Custodians Eurodollar certificates of deposit positions in aggregate at September
29 2006 to the position held in an omnibus account and independently confirmed the positions in the omnibus account with the Companys subcustodian Deutsche Bank London
Branch.

*	Reconciliation of all such securities to the books and
records of the Company and the
Custodian;

*	Agreement of twenty five security purchases and twenty five security sales or maturities
since our last report from the books and records of the Company to broker confirmations or subsequent bank statements.

*	Confirmation of all promissory notes held at the vault in
New York City with counterparty
brokers at September 29 2006.

*	Confirmation of all repurchase agreements with brokers/banks including underlying collateral.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Companys compliance with specified requirements.

In our opinion managements assertion that State Street
Navigator Securities Lending Prime
Portfolio complied with the requirements of subsections b and c of Rule 17f2 of the Investment
Company Act of 1940 as of September 29 2006 with respect to securities reflected in the investment account of the Company is fairly stated in all material respects.

This report is intended solely for the information and use of the Trustees management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/s/PricewaterhouseCoopers LLP
March 22 2007


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